FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated January 6, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

 ETHICAL CONDUCT CODE OF

BRASILAGRO - COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

I.             About the Code

 Brasilagro should conduct its business activities with honesty and integrity, which requires that its business and daily relationships be conducted with strict compliance with all the applicable laws and regulations and in accordance with the highest ethical standard.

Board members, executive officers  and employees of Brasilagro should work with honesty, integrity and responsibility upon interaction, with clients, investors, suppliers, government authorities and communication agents, as well as with any other entity or individual.

This Code provides a wide range of guidelines regarding the accepted and expected individual or entrepreneur behavior; however, it is not possible to consider all the possible situations to be faced in the job relationships. Accordingly, this Code does not substitute each one responsibility to be discerning and search for, whenever necessary, advisory on the best conduct to be followed.

Before any doubt, Brasilagro’s board members, executives and employees should search for advice from the Ethics Committee members, who will be available to answer any questions, advise you and receive reports about suspected infringements. All the communication with the Ethics Committee related to this Code should be done by the electronic address comitedeetica@brasil-agro.com or through the complaints channel, where all questions/ complaints will be confidential issues.

II.            Duties and Responsibilities

According to this Code, the board members, executive officers and employees of Brasilagro should:

•        Conduct business with honesty, and  integrity, avoiding a conflict of interest between his behavior and his personal and professional life;

•        Assure that any information related to Brasilagro  presented to government, regulatory authorities and shareholders are complete, true, accurate and appropriate;

•        Always perform according to the applicable  laws, decrees and regulations ;

•        Inform the Ethics Committee, in due  time,  any violation to this Code; and

•        Respect and care for the faithful compliance with this Code.

III.          Work Relationships

 Brasilagro is committed to contract and promote employees taking into consideration the qualifications and experience needed for the position, aiming to promote the development of its professionals based on the equality, reliability, tolerance and respect.

Brasilagro is also committed to promote secure and hygienic job conditions to its employees. It is each employee duty, however, the compliance with the security standards and procedures, health and hygiene in the work, assuming with responsibility the necessary guidelines to protect his coworkers and himself.  All the employees must immediately inform Brasilagro’s Ethics Committee about any accident, unsecure work practice and/or condition, either directly or through the confidential means made available by the Company.

IV.          Relationship with Shareholders

The operations of Brasilagro are conducted in accordance with the international ethical standards, regulations and principles, including, among others, responsibility, honesty, and integrity. Brasilagro provides its shareholders transparent, true and accurate information of its results, financial statements, and other information that allows them to follow the Company’s activities and the performance, always in strict conformity with the standards of the Brazilian Securities and Exchange Commission - CVM, of SEC - Securities and Exchange Commission and other applicable regulations.

V.           Confidential Information

There is certain information with confidential character, such as information related to business, investments in the business prospection, financial statements not yet disclosed, purchase and sale of any type of significant assets, data and facts which may result in litigation significantly affecting the financial statements, our clients’ data, internal procedures, policies and organizational issues, among others, should be protected and properly used. Such information can only be used for the proposed purpose and should not be shared with external people, or any employees who do not need it for the fulfillment of their tasks .Unintended disclosures should be avoided.

VI.          Marketable Securities Trading

Board members, executive officers and employees who have and/or trade shares  or any other  security issued by Brasilagro, of competitor companies and/or companies with  which Brasilagro maintains business relationship should  strictly notice the Trading Policy with Marketable Securities  Issued by  Brasilagro.

VII.         Marketing, Publicity and Promotions

The relationship between Brasilagro and media should be based on transparence, reliability and trust, always taking into consideration the ethical values. Brasilagro advertising and promotions should promote a clear and honest message, which cannot be misunderstood by its investors, clients and/or suppliers.

VIII.       Integrity in Business

No board member, executive officer or employee of Brasilagro should:

•        Give or receive favors or benefits to/ from clients, potential clients, suppliers, potential suppliers, other board members, executive officers or employees, government authorities, other entities or individuals, which could be perceived as inappropriate or do not keep relationship with Brasilagro’s  operations and business;

•        Personally benefit from the results of opportunities arising from the use of assets owned by the Company, contacts, information or the position occupied in the organization;

•        Work or render services (including advisory) in competitor companies or in activities which could be in conflict with the Company’s interests;

•        Perform tasks or any personal activities during the working day, unless otherwise specifically authorized by his immediate superior;

•        Act in behalf of Brasilagro in a transaction in which himself, or his direct family or companies related to him, have a direct or indirect interest.

Only in the following situations may board members, executive officers and employees accept or offer benefits to or from other board members, executive officers and employees, suppliers, clients, government authorities: Christmas, social event  or special occasion, such as: promotion, graduation, anniversary, wedding, child‘s birth, retirement, etc., provided that such benefits  do not exceed  in their whole the amount established  in the fiscal year, according to Annex I hereto, or  that their acceptance/ offer be an usual practice among the employees of the organization.

Non-compliance with this Code will be judged by the Ethics Committee and violators will be subject to due punishment.

IX.          Policies, Procedures and Internal Controls

Board members, executive officers and employees of Brasilagro should comply with the policies, procedures and internal controls of the Company. Such control procedures include, among others, those related to: use of passwords (personal and not transferable); access, use and supply of information; authorizations and approvals; management of resources and other own resources; record of operations; and the subjects involving assumption of obligations before third parties.

X.            Protection and Good Use of the Company’s Assets

Board members, executive officers and employees of Brasilagro are duty-bound to protect the Company’s assets, ensuring their efficient  use and are not  authorized to use such assets in an inappropriate manner  or with a divergent purpose other than his work, unless expressed authorization by his immediate superior. The assets of Brasilagro should be only used for legitimate and appropriate purposes.

Any invention, model, article, presentation, memorandum, software or website created as a result of the association or job relationship or of the services rendering to Brasilagro are the exclusive property of Brasilagro.

XI.          Employees’ Responsibility

All Brasilagro’s employees should read the Code and sign a receipt of the delivery, in which they accept and are committed to perform according to what is established in the Code.

The violations to the Code shall be punished pursuant to the labor legislation, including dismissal with just cause, without prejudice to the applicable civil or penal action.

XII.         Code Management

Divergences and disputes resolutions among the board members, executive officers, and/or employees arising from this Code are the Ethics Committee competence, which is also responsible, in cases of the Code violation, for determining the applicable disciplinary sanctions.

The Ethics Committee is composed by two instances, as follows: (a) the First Instance is formed by 2 Executive Officers and 1 Manager, designated in Annex II hereto, being responsible for the resolution of issues related to the Code involving employees of the Company ; and  (b) the Second Instance is formed by 1 Executive Officer  and 2 members of the Board of Directors, designated in Annex II hereto,  being responsible for the solution of issues related to the Code involving board members and executive officers of the Company.

The members of the second instance of the Ethics Committee shall be appointed by the Board of Directors, while the members of the first instance of the Ethics Committee shall be appointed by the second instance of the Ethics Committee.

Any change to this Code should be proposed by the First Instance of the Ethics Committee and submitted to the approval of the Second Instance of the Ethics Committee.

Renouncements to the Code may only be granted by the Second Instance of the Ethics Committee.

XIII.        Reporting Infringements

Should any board member, executive officer or employee be aware or suspect of any Law or applicable regulation infringement, of the Code or any policies, procedures or internal control of Brasilagro, such infringement or questionable conduct shall be immediately reported to the Ethics Committee. Nobody will be subject to retaliation due to a good faith report, which respects the right and the right to privacy of the people involved, under suspicious of infringement or questionable conduct.

All the reported infringements shall be promptly inspected and treated as confidential. It is essential that those reporting infringements do not conduct their own preliminary investigation. Investigations about alleged infringements may involve complex legal issues, and by acting on his own may commit the integrity of the investigation and adversely affect both the one reporting the fact and Brasilagro.

XIV.       Anti-Corruption Law

Law 12846, the so-called Anti-Corruption Law, was approved on August 1, 2013 In order to fight corruption and encourage the adoption of practices that ensure transparency within companies. It details the objective responsibility of legal entities, in the administrative and civil spheres, for acts against the  public administration, domestic or foreign, as well as other measures.

The Anti-Corruption Law, which has been in force since January 29, 2014, considers the following acts, among others, to be harmful to the public administration: (i) active corruption; (ii) the financing of illicit acts; (iii) irregularities in the financing of political campaigns; (iv) fraud in public bids; (v) obtaining undue  advantages or benefits arising from agreements entered into with the public administration; and (vi) manipulation of the economic-financial balance of agreements entered into with the public administration.

All employees must immediately inform the Ethics Committee, directly or through the confidential means made available by the Company, if they become aware of any infractions provided for in the aforementioned Anti-Corruption Law and/or in this Code, committed by any employee, executive officer, board member, consultant, supplier or business partner of Brasilagro.

Notwithstanding the provisions of the Anti-Corruption Law and this Code, employees who commit the violations set forth therein may be held personally responsible in the administrative, civil and criminal spheres.

ANNEX I to the ETHICAL CONDUCT CODE OF

BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS S.A

The benefits, individually or in its aggregate value, cannot exceed the amount of  R$ 500,00 (five hundred reals), limit that should  be effective during the financial year of the Company started at June 30, 2012.

ANNEX II TO THE ETHICAL CONDUCT CODE OF

BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS S.A

Members of the Ethics Committee:

First Instance:

Gustavo Lopez.

Mariana Rezende

André Guillaumon

Second Instance:

Alejandro Gustavo Elsztain

Saul Zang

Julio Toledo Piza

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: January 6, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer